Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Lilium N.V.’s and its subsidiaries’ consolidated results of operations and financial condition. The discussion should be read together with the unaudited condensed interim financial statements as of and for the six months ended June 30, 2024, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “— Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “Annual Report”). For additional information relating to the risks and uncertainties applicable to us, please see Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024, as well as similarly titled sections in the documents we furnish or file with the SEC from time to time. Capitalized terms used but not defined herein are as defined in the Annual Report.

Overview

Lilium is a next-generation aviation company. We are focused on developing an electric vertical take-off and landing (“eVTOL”) aircraft for use in a new type of high-speed air transport system for people and goods — one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from Vertiports close to homes and workplaces, (iii) be affordable for a large part of the population and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed regional air mobility (“RAM”) networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on finalizing the detailed design for the Lilium Jet, completing the ongoing certification process for the Lilium Jet with EASA and the FAA, focusing on quality, compliant and on time deliveries from suppliers, and building out our manufacturing capacity. We plan to rely on two business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet aircraft through Private or Fractional Ownership sales along with related aftermarket services. Second, we plan to provide a Turnkey Enterprise solution by selling fleets of four- and six-seater Lilium Jet models, and related aftermarket services, directly to aircraft operators and other commercial customers.

Trends and Other Factors Affecting Results of Operations

Continuing Development and Commercialization Activities

We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales and Turnkey Enterprise business solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and the development of our prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we incur costs associated with operating as a U.S. public company.

We currently estimate that we will require substantial additional cash to fund our operations until type certification and entry into service. We expect to fund our ongoing operations until type certification and entry into service with existing cash on hand, dilutive methods of financing such as the issuance of additional equity (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and equity-linked securities (such as warrants and pre-funded warrants) and potentially additional investments by existing shareholders, as well as non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the German and French governments) and pre-delivery payments from customers, among other non-dilutive methods. Any future financing is subject to market conditions and other factors, and our anticipated receipt of pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control. See “— Liquidity and Capital Resources” and “— Substantial Doubt about the Company’s Ability to Continue as a Going Concern.”

Aircraft Certification

We are designing and producing the Lilium Jet to industry aeronautical standards and applicable regulatory requirements. EASA, which is our primary airworthiness authority, has been a pioneer of eVTOL standards, being the first aviation safety agency worldwide to develop and communicate a comprehensive ruleset for eVTOL aircraft. In July 2019, EASA published a novel set of rules for the certification of eVTOL aircraft, “Special Conditions for Small-Category VTOL Aircraft” (“SC-VTOL”), applicable to aircraft with a maximum of nine passenger seats and a maximum certificated take-off mass of 3,175kg or less. In August 2023, in Opinion No. 03/2023, EASA announced that SC-VTOL would be extended to maximum certificated take-off mass of 5,700kg or less and this was followed up in June 2024 with SC-VTOL Issue 2 which specified this 5,700kg mass for eVTOL aircraft certification. We intend that the Lilium Jet will be first certified by EASA under SC-VTOL, which currently represent the highest safety objectives globally for eVTOL aircraft.

Once certified by EASA, we expect that the Lilium Jet Type Certification will be recognized by national civil aviation authorities around the world, since many countries’ national civil aviation authorities have bilateral agreements, working arrangements or other collaboration activities with EASA (examples may, but are not guaranteed to include, certain countries within the Middle East, China, Southeast Asia, and major parts of Central and South America). As a result, we believe that our Lilium Jet will be allowed to operate in any country that recognizes and accepts the EASA regulatory standard, which would potentially enable wide-spread access to markets around the world. While there is no guarantee that regulatory authorities in any other country will accept these standards, airlines regularly rely on bilateral agreements to operate internationally. Further, to help ensure the Lilium Jet will be able to operate in key regions, in 2022, we started concurrent certification of the Lilium Jet through validation with Brazil’s National Civil Aviation Agency, and, in 2023, with the United Kingdom’s Civil Aviation Authority and the UAE’s General Civil Aviation Authority. We have also started discussions with the Kingdom of Saudi Arabia’s General Authority of Civil Aviation for certification of the Lilium Jet.

We are also pursuing concurrent certification of the Lilium Jet through validation of the Lilium Jet by the FAA under the provisions of the Bilateral Aviation Safety Agreement between the EU and U.S. (“BASA”). We applied for the Type Certification in 2017 and for concurrent FAA Type Certification validation in 2018 through provisions provided by the BASA. In 2018, both EASA and the FAA accepted our application for certification, and we have been in frequent interaction with both authorities since then. A multitude of general and technical familiarization activities have been performed to engage EASA and the FAA in the development of the Lilium Jet. The FAA issued their certification basis for the Lilium Jet in June 2023 and further updated it in August 2024 to reference the DRAFT FAA Advisory Circular, AC 21.17-4 for Type Certification of Powered Lift. This AC specifies the airworthiness requirements applicable for the Lilium Jet for Type Certificate validation under the BASA.

See also “Risks Related to our Business and Financial Position — We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our products and services in a new industry—urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified” in Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024.

Preliminary Design Review & Critical Design Review

Between November 2023 and April 2024 we completed our Critical Design Review (“CDR”) process. CDR means locking in the detailed design ahead of first production of the type conforming aircraft, making key technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as timeline, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal. Following CDR, we have begun assembling the first set of type conforming aircraft. The first two of these aircraft (MSN1 and MSN2) are already in production, with a third (MSN3) scheduled to begin production later this year and a fourth (MSN4) planned in the first half of 2025.

MSN1 is a vehicle intended for integration and testing of aircraft systems on ground only. This ground testing is planned to commence in 2024. MSN2 is intended to be our first flying aircraft. MSN2 will also undergo ground testing from year end until its first flight expected to occur in early 2025. First flight is a critical milestone indicating the commencement of our flight test campaign. In support of this we also have a comprehensive and rigorous component and system testing program which will provide data and support analysis used to underpin a safety of flight justification which EASA and the local airworthiness authority (LBA) will assess in order to grant a permit to fly.

We continue to evaluate our overall program and launch timeline according to the outcomes of the CDR and progress towards first flight. With CDR completed, we also continue to work in close alignment with EASA toward the next major milestone on the Lilium Jet’s path to certification, agreement of the certification program.

See also “Risks Related to our Business and Financial Position — Any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations” in Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024.

Impact of the War in Ukraine and Other Regional Conflicts

Although we do not have any operations or direct suppliers located in Ukraine, Belarus or Russia and have not experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the Lilium Jets, could be adversely affected by the conflict between Russia and Ukraine as well as by other regional conflicts. For example, the continuance or any escalation of regional conflicts around the globe could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers and could have other adverse impacts on our anticipated costs and commercialization timeline.

Existing or additional government actions, including economic sanctions and trade controls, taken in response to the regional conflicts could also adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, including if there are any increased cyberattacks or data security incidents as a result of the conflict, and negatively impact our corporate, research and development and production efforts and result in us incurring increased cybersecurity costs.

We continue to closely monitor the possible effects of the conflict in Europe and other regional conflicts around the world and general economic factors, including the impact of inflation, on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

For additional information on risks posed by the conflict in Europe and general economic factors, see “Risks Related to Our Business and Financial Position — We face risks related to natural disasters, health epidemics and other outbreaks, wars and geopolitical conflicts, any of which could significantly disrupt our operations,” “Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs” and Risks Related to the Regulatory Environment in which Lilium Operates — We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation” in Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024.

Going Concern

Our financial statements for the six months ended June 30, 2024, have been prepared assuming that Lilium will continue as a going concern. See “— Liquidity and Capital Resources” and “— Substantial Doubt about the Company’s Ability to Continue as a Going Concern” below.

Fundraising Activities

In May and June 2024, we consummated an underwritten public offering, a concurrent private placement and the issuance of partially pre-funded warrants resulting in aggregate gross proceeds of approximately $113 million. We entered into an underwriting agreement with B. Riley Securities, Inc. (“B. Riley”) (the “Underwriting Agreement”), which acted as the sole underwriter for the purchase and sale, in an underwritten public offering (the “2024 Public Offering”), of 38,095,238 Class A Shares and accompanying warrants to purchase 38,095,238 Class A Shares for gross proceeds of approximately $40 million. The 2024 Public Offering included an over-allotment option to purchase 5,714,285 Class A shares at $1.05 per share, together with warrants to purchase 5,714,285 Class A shares at an exercise price of $1.50 per warrant. The over-allotment option was exercisable within 30-days of the Underwriting Agreement and it was not exercised throughout the period.

Additionally, Lilium issued to qualified investors, in a concurrent private placement (the “2024 PIPE”), 46,338,225 Class A Shares and accompanying warrants to purchase 46,338,225 Class A Shares (the “2024 PIPE Warrants”) for gross proceeds of approximately $49 million pursuant to securities purchase agreements entered into by and among Lilium and the purchasers named therein on May 23, 2024 (collectively, the “2024 PIPE SPAs”).

In May 2024 we also entered into a securities purchase agreement with Aceville Pte. Limited (“Aceville”) (the “Pre-Funded Warrant SPA”) regarding the issuance of (i) warrants to purchase up to 24,025,208 Class A Shares at an exercise price of $1.05 per Class A Share (the “2024 Pre-Funded Warrant”), for which Aceville partially prepaid $1.00 per Class A Share for an aggregate prepaid price of approximately $24 million against the total exercise price of the warrants (the “Aceville Pre-Funding”), and (ii) warrants to purchase 24,025,208 Class A Shares with terms identical to the 2024 PIPE Warrants (the “Accompanying Warrant”).

On May 3, 2024, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), pursuant to which we had the right from time to time, but not the obligation, to issue and sell to Yorkville up to $150.0 million of our Class A Shares. We issued 1,000,000 Class A Shares to Yorkville as a commitment fee (the “Commitment Shares”). The SEPA was terminated on May 29, 2024. As of May 29, 2024, we had received gross proceeds of approximately $1,154,420 from our aggregate sales of 1,000,000 Class A Shares (exclusive of the issuance of the Commitment Shares) to Yorkville at a weighted average purchase price of approximately $1.15 per Class A Share under the SEPA.

On July 26, 2024, we entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley, as sales agent, whereby the Company may, from time to time, offer and sell Class A Shares having an aggregate offering price of up to $100 million, of which up to $33 million worth of Class A Shares is being offered from time to time pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-267719), which was filed with SEC on October 3, 2023 and declared effective on October 12, 2022, and a prospectus supplement dated July 26, 2024, which was filed with the SEC pursuant to Rule 424(b) under the Securities Act. We expect that the remaining $67 million of the Class A Shares that may be offered from time to time in the future under the Sales Agreement will be offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-281066), which was filed with the SEC on July 29, 2024 and declared effective on August 6, 2024 (subject to the Company filing a related prospectus supplement). As of September 29, 2024, we had received gross proceeds of approximately $4.2 million from our aggregate sales of 5,364,559 Class A Shares at an average purchase price of approximately $0.78 per Class A Share under the Sales Agreement. See “— Current Sources of Liquidity and Capital Resources” for more information.

See “— Liquidity and Capital Resources — Current Sources of Liquidity and Capital Resources” and “— Substantial Doubt about the Company’s Ability to Continue as a Going Concern” for more information.

Key Components of Operating Results

Research and Development Expense

Research and development activities are primarily in the fields of engineering, prototyping (including our Phoenix demonstrator aircraft), production, testing and certification. In addition to overall aircraft architecture and configuration, we are undertaking research activities relating to energy systems and propulsion systems, including acoustic characteristics and core engine design, as well as software and control systems. We are continuing to invest in the development of our Lilium Jet, including production, testing, spare parts and maintenance.

The costs for internally generated research and development are expensed when incurred. Some costs for internally generated development may be capitalized if the relevant conditions under International Accounting Standard (“IAS”) 38 are met. To date, we have not capitalized any research and developments costs.

Research and development activities primarily include the following expenses:

●	personnel-related expenses for research and development activities, including salaries, benefits, social security expenses, travel and share-based compensation;
●	fees paid to third parties, such as consultants and contractors, for outsourced engineering services;
●	expenses related to materials, including various components used in development of the Lilium Jet, supplies, software costs and licenses and third-party services; and
●	depreciation for equipment used in research and development activities.

We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development activities to achieve our operational and commercial goals.

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance and other administrative functions and expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, software costs and licenses, depreciation, amortization and travel. Personnel-related expenses consist of salaries, benefits, social security expenses and share-based compensation.

Selling Expense

Selling expenses consist of personnel expenses, including salaries, benefits and share-based compensation, for all personnel directly involved in business development and marketing activities. Such expenses are incurred for roadshows, exhibitions, marketing and external communications. Our sales and marketing efforts are conducted through a highly specialized sales team related to the commercialization of our service. Our investment in sales and marketing will continue to grow as we continue to expand our team globally.

Finance Income

Finance income for the six months ended June 30, 2024 mainly resulted from the change in fair value of our outstanding warrants. Finance income for the six months ended June 30, 2023 resulted from interest income and foreign currency gain on warrant liabilities.

Finance Expense

Finance expense for the six months ended June 30, 2024 mainly resulted from foreign currency losses on our outstanding warrants. Finance expense for the six months ended June 30, 2023 mainly resulted from the change in the fair value of our outstanding warrants.

Results of Operations

Comparison of the six months ended June 30, 2024 to the six months ended June 30, 2023

	Six Months Ended June 30,		Change
(thousand €)	2024	2023	(Absolute)	(%)
Research and development expenses	(130,657)	(84,295)	(46,362)	55.0%
General and administrative expenses	(49,350)	(40,192)	(9,158)	22.8%
Selling expenses	(6,340)	(4,252)	(2,088)	*n.m.
Other income	721	1,435	(714)	*n.m.
Other expenses	(262)	(1,222)	960	*n.m.
Operating loss	(185,888)	(128,526)	(57,362)	44.6%
Finance income	108,806	3,021	105,785	3,501.7%
Finance expenses	(8,488)	(258,739)	250,251	(96.7)%
Financial result	100,318	(255,718)	356,036	(139.2)%
Share of loss in a joint venture	(1,356)	(1,165)	(191)	*n.m.
Loss before income taxes	(86,926)	(385,409)	298,483	(77.4)%
Income tax (expense) / benefits	(23)	(83)	60	*n.m.
Net loss for the period	(86,949)	(385,492)	298,543	(77.4)%

*n.m. marks changes that are not meaningful for further discussion

Research and Development Expenses

Research and development expenses increased by approximately €46.4 million, or 55% to approximately €130.7 million during the six months ended June 30, 2024, from approximately €84.3 million for the six months ended June 30, 2023. The increase was primarily attributable to an increase in purchased services of approximately €21.5 million and an increase in testing component and material costs of approximately €10.3 million as Lilium prepares for certification and serial production of the Lilium Jet. There was also an increase in personnel expense of approximately €5.0 million primarily due to an increase in employee headcount. The remaining increase is mainly due to an increase in contractor and consulting expenses of approximately €4.5 million and amortization and depreciation expenses of approximately €2.9 million.

General and Administrative Expenses

General and administrative expenses increased by approximately €9.2 million, or 22.8% to approximately €49.4 million during the six months ended June 30, 2024, from approximately €40.2 million during the six months ended June 30, 2023. This increase was primarily attributable to an increase in contractor and consulting expenses of approximately €8 million and an increase in IT and communication expense of approximately €1.2 million.

Financial Result

The financial result increased by approximately €356.0 million to a profit of approximately €100.3 million for the six months ended June 30, 2024 compared to a loss of approximately €255.7 million for the six months ended June 30, 2023, primarily due to positive fair value changes of approximately €106.6 million in our warrants and other derivative financial liabilities during the six months ended June 30, 2024, compared to fair value losses in our warrants within finance expenses of approximately €258.3 million during the six months ended June 30, 2023. The increase in financial result is also slightly offset by a net negative swing in foreign exchange movements on financial instruments of approximately €8.1 million.

Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Since our inception in 2016, we have been primarily engaged in research and development of eVTOL aircraft and have consequently incurred significant operating losses. Operating losses were approximately €185.9 million and approximately €128.5 million for the six-month periods ended June 30, 2024 and 2023, respectively. We expect to continue to incur losses and negative operating cash flows during 2024 and for the foreseeable future, until we successfully commence sustainable commercial operations.

Since inception, we have financed our operations primarily from the issuance of our ordinary equity, convertible loans and warrants and partially pre-funded warrants. Since our founding, we have relied on external financing for our research and development activities, as well as to the organizational processes and resources required for these activities.

In May 2023, we entered into a securities purchase agreement with Aceville for the issuance and partial pre-funding, in a private placement, of warrants to purchase up to 184,210,526 Class A Shares for $1.00 per share (the “May 2023 Warrants”). Upon issuance, Aceville pre-funded $100 million of the aggregate exercise price of the May 2023 Warrants. Following the Company’s successful securing of $75 million in additional third-party funding, Aceville fulfilled its pre-funding commitment by providing an additional $75 million of the aggregate exercise price.

On July 13, 2023, we entered into an underwriting agreement for the purchase and sale of 57,692,308 Class A Shares at a public offering price of $1.30 per share for gross proceeds of approximately $75 million (the “2023 Public Offering”). B. Riley Securities, Inc. acted as sole underwriter with respect to the 2023 Public Offering. The 2023 Public Offering closed on July 18, 2023.

On July 13, 2023, we entered into a securities purchase agreement with a number of new and existing investors, as well as a number of Lilium directors and senior executives (the “2023 PIPE SPA”), for the purchase and sale of an aggregate of 32,146,147 Class A Shares for $1.30 per share and warrants to purchase up to 8,036,528 Class A Shares at an exercise price of $2.00 per share for gross proceeds of approximately $42 million (the “2023 PIPE”). The 2023 PIPE was closed in two tranches on July 18, 2023 and August 1, 2023. Each warrant was immediately exercisable, with only whole Class A Share issuable upon exercise. The warrants will expire 18 months from the applicable date of issuance. The 2023 PIPE SPA contains customary registration rights in respect of the securities purchased in the 2023 PIPE.

The gross proceeds resulting from the Public Offering and 2023 PIPE satisfied the condition precedent to the warrant pre-funding commitment and as a result, in July 2023, Aceville funded an additional $75 million to partially prepay against the aggregate exercise price of the May 2023 Warrants. Following satisfaction of the warrant pre-funding commitment, the remaining unpaid exercise price of the May 2023 Warrants was $0.05 per Class A Share.

On May 3, 2024, we entered into the SEPA with Yorkville, pursuant to which we had the right from time to time, but not the obligation, to issue and sell to Yorkville up to $150.0 million of our Class A Shares. We issued 1,000,000 Class A Shares to Yorkville as a commitment fee. The SEPA was terminated on May 29, 2024. As of May 29, 2024, we had received gross proceeds of approximately $1.15 million from the aggregate sales of 1,000,000 Class A Shares (exclusive of the issuance of the Commitment Shares) to Yorkville at a weighted average purchase price of approximately $1.15 per Class A Share under the SEPA.

On May 23, 2024, we entered into the Underwriting Agreement for the purchase and sale of 38,095,238 Class A Shares at a public offering price of $1.05 per share and accompanying warrants to purchase 38,095,238 Class A Shares at an exercise price of $1.50 per share for gross proceeds of approximately $40 million. The warrants will expire five years after the date of issuance. B. Riley Securities, Inc. acted as sole underwriter with respect to the 2024 Public Offering. The 2024 Public Offering closed on May 29, 2024.

On May 23, 2024, we entered into the 2024 PIPE SPAs for the purchase and sale of 46,338,225 Class A Shares for $1.05 per share and accompanying warrants to purchase 46,338,225 Class A Shares at an exercise price of $1.50 per share for gross proceeds of approximately $49 million. The warrants will expire six years after the applicable date of issuance. The 2024 PIPE closed in two tranches on May 31, 2024 and June 28, 2024. The 2024 PIPE SPA contains customary registration rights in respect of the securities purchased in the 2024 PIPE.

On May 23, 2024, we entered into the Pre-Funded Warrant SPA regarding the issuance in a private placement of (i) the 2024 Pre-Funded Warrant to purchase up to 24,025,208 Class A Shares at an exercise price of $1.05 per Class A Share, for which Aceville partially prepaid $1.00 per Class A Share for an aggregate prepaid price of approximately $24 million against the total exercise price of this warrant, and (ii) the Accompanying Warrant to purchase up to 24,025,208 Class A Shares with terms identical to the 2024 PIPE Warrants. The Aceville Pre-Funding and the issuance of the 2024 Pre-Funded Warrant and Accompanying Warrant closed on June 28, 2024. The Pre-Funded Warrant SPA contains customary registration rights in respect of 2024 Pre-Funded Warrant, Accompanying Warrant and the Class A Shares issuable upon exercise thereof.

On July 26, 2024, we entered into a Sales Agreement with B. Riley, as sales agent, whereby the Company may, from time to time, offer and sell Class A Shares having an aggregate offering price of up to $100 million, of which up to $33 million worth of Class A Shares is being offered from time to time pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-267719), which was filed with SEC on October 3, 2023 and declared effective on October 12, 2022, and a prospectus supplement dated July 26, 2024, which was filed with the SEC pursuant to Rule 424(b) under the Securities Act. We expect that the remaining $67 million of the Class A Shares that may be offered from time to time in the future under the Sales Agreement will be offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-281066), which was filed with the SEC on July 29, 2024 and declared effective on August 6, 2024 (subject to the Company filing a related prospectus supplement). Sales of Class A Shares under the Sales Agreement have been, and in the future may be, made by any method that is deemed an “at the market offering” as defined in Rule 415 promulgated under the Securities Act. The Class A Shares sold in this manner will be offered through or to B. Riley, acting as agent in connection with agency transactions or as principal in connection with principal transactions. We have the right, but not the obligation, from time to time to direct B. Riley on any trading day to purchase Class A Shares on a principal basis. Notwithstanding the foregoing, the aggregate amount of Class A Shares that we may direct B. Riley to purchase as principal in principal transactions (inclusive of any shares sold by B. Riley in agency transactions) in any quarter shall not exceed $30 million and in any month shall not exceed $10 million. Only one principal sale may be requested per day. The market capitalization of the Company shall not be below $200 million at the time of issuance of any agency placement notice or commitment advance notice. For more information see our report on Form 6-K and the exhibits thereto furnished to the SEC on July 29, 2024. As of September 29, 2024, we had received gross proceeds of approximately $4.2 million from our aggregate sales of 5,364,559 Class A Shares at an average purchase price of approximately $0.78 per Class A Share under the Sales Agreement.

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents and other financial assets of approximately €118.2 million and €203.1 million, respectively, and no substantial debt. Our cash is mainly held at banks, on hand, or invested in short-term deposits or similar liquid assets. As of June 30, 2024 and December 31, 2023, other financial assets included our approximately €4.6 million investment in equity instrument.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The financial statements have been prepared on a basis that assumes the Company and its consolidated subsidiaries (the “Lilium Group”) will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Lilium Group’s ability to continue as a going concern and evaluated whether there are conditions and events, that considered individually or in the aggregate, raise substantial doubt about the Lilium Group’s ability to continue as a going concern. Management used all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, the Lilium Group has funded its operations primarily through capital raises and loans from shareholders. Since its inception, the Lilium Group has incurred recurring losses and negative cash flows from operations (accumulated losses of approximately €1,446.3 million as of June 30, 2024). The Lilium Group expects to continue generating operating losses and negative cash flow from operations for the foreseeable future. The warrants are settled upon exercise by warrant holders via issuance of Class A Shares against the applicable exercise price without negatively impacting the liquidity of the Lilium Group.

Lilium’s financing plan indicates that the Lilium Group requires additional capital immediately to continue to fund its ongoing operations. Lilium is in advanced discussions regarding the provision of guarantees by the Federal Government of Germany and the Free State of Bavaria to allow for a €100 million convertible loan from a German state development bank (the “Government Convertible Loan”). The provision of such guarantees and the Government Convertible Loan are subject to an ongoing governmental approval process, which approval is expected to be obtained within the next few weeks. It is expected that a further three to five weeks would be required to complete and sign definitive documents and for Lilium to receive the first of two tranches of the Government Convertible Loan. Based on the progress made to date, management believes that the approval process will be finalized within the next few weeks and will have a positive outcome. The funding of each of the two tranches of the Government Convertible Loan is expected to be subject to certain conditions precedent, including requirements that Lilium has received minimum commitments for additional funding from other investors (each, a “Minimum Funding Requirement”). Management expects that such financing will contain various operating covenants and governance rights.

As of the date of this report, existing investors have committed to provide additional funds in the aggregate amount of approximately €32 million to meet the immediate liquidity requirements of the Group and to contribute to the Minimum Funding Requirement. The receipt of some of these additional funds is contingent upon a positive decision from the Federal Government of Germany to approve the provision of the guarantees required for the Government Convertible Loan.  Management is currently in discussions with existing shareholders, prospective investors and finance partners to secure further funding, which is contemplated to involve the issuance of equity, equity-linked securities (such as warrants) and secured convertible debt securities to satisfy the Minimum Funding Requirement for the first tranche of the Government Convertible Loan, and to meet the capital requirements for the Group’s ongoing operations until the funds from the first tranche are received by Lilium.

Should the Federal Government of Germany not approve the guarantee for the Government Convertible Loan, or should it fail to complete the approval process in the anticipated timeline, or should Lilium not receive sufficient capital to meet the Minimum Funding Requirement or otherwise satisfy any other conditions precedent to cause the distribution of the first tranche of the Government Convertible Loan, management will be forced to implement significant cost containment measures, materially reduce the scope of our operations, and/or make filings with respect to our financial condition as may be required under applicable insolvency laws with respect to Lilium and its subsidiaries.

Further, the Group’s financing plan shows substantial financing needs for the foreseeable future thereafter (i.e. beyond 2024). These financing needs are anticipated to be partially met by the distribution of the second tranche of the Government Convertible Loan, which is also expected to be subject to certain conditions precedent, including the requirement for additional funding from other investors. Based on its business plan, and in addition to the funding of the second tranche of the Government Convertible Loan, the Lilium Group will continue to depend on substantial future financing for development activities and operations, which is not yet secured.

Additionally, the Lilium Group must reach several milestones, including completion of our research and development program, and obtaining regulatory approvals, which will have increased importance as the Company progresses towards commercialization.

Consequently, the Lilium Group’s ability to continue as a going concern is highly dependent on our ability to obtain the Government Convertible Loan and satisfy the conditions precedent to the funding of both tranches thereof and to raise additional funds to finance development activities, ongoing operations and to successfully progress the regulatory certification program. As stated above, Management is committed to continue to seek and raise additional funds.

There is no certainty that the Lilium Group will be successful in obtaining sufficient funding through any or a combination of the aforementioned financing measures being pursued. If the Lilium Group is unsuccessful in raising sufficient capital, the Lilium Group’s management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures, including significant headcount reductions that could mean that it would be forced to curtail or discontinue its operations.

Based on its recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future and the need to raise additional capital to finance our future operations, which is not assured, the Lilium Group has concluded that there is substantial doubt about its ability to continue as a going concern, and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this uncertainty, management is continuing to take actions to secure sufficient financing and thus believe that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

Cash Flows

The following table summarizes the cash flows for each period presented:

	Six Months Ended June 30,
(in € thousands)	2024	2023
Net cash provided by / (used in):
Operating activities	(158,723)	(102,022)
Investing activities	81,321	(46,989)
Financing activities	102,601	89,803
Cash-based changes in cash and cash equivalents	25,199	(59,208)
Effect of foreign exchange rate changes on cash and cash equivalents	278	(33)
Effect of change in expected credit loss provisions	—	47
Net increase / (decrease) in cash and cash equivalents	25,477	(59,194)

Cash flow used in operating activities

Net cash used in operating activities for the six months ended June 30, 2024, was approximately €158.7 million, consisting primarily of a net loss for the period of approximately €86.9 million and non-cash adjustments of approximately €99.2 million in fair value and foreign exchange changes of financial instruments and expected credit losses. This was offset by approximately €8.0 million in depreciation, amortization and impairment expenses, approximately €5.6 million of share-based compensation expense and approximately €1.4 million of share of loss in a joint venture. The net cash used in operating activities was also offset by the decrease in net working capital of approximately €14.6 million arising from changes in trade and other payables and changes in other assets and liabilities.

Cash flow provided by investing activities

Our recurring capital expenditures have historically consisted primarily of investments in leasehold improvements, technical equipment and machinery and office and other equipment. Net cash provided by investing activities for the six months ended June 30, 2024, was approximately €81.3 million primarily due to €110.0 million of proceeds from short-term investments and approximately €3.0 million of interest received offset by purchases of and advance payments on property, plant and equipment of approximately €31.7 million.

Cash flow provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2024 was approximately €102.6 million primarily due to the receipt of approximately €45.1 million from the issuance of the 2024 PIPE shares and warrants, approximately €36.8 million from the issuance of the 2024 Public Offering shares and warrants, approximately €22.5 million from the issuance of the 2024 Pre-Funded Warrants and the Accompanying Warrants and approximately €1.1 million from the issuance of shares under the SEPA arrangement, all of which is partially offset by approximately €1.8 million of principal elements of lease payments and approximately €0.8 million in transaction costs relating to capital contributions.

Material Cash Requirements

We expect our operating expenses to increase in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales and Turnkey Enterprise solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our Lilium Jet prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we incur costs associated with operating as a U.S. public company.

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Risk Factors” in Exhibit 99.2 of our report on Form 6-K furnished to the SEC on July 17, 2024, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We currently estimate that we will require substantial additional cash to fund our operations until type certification and entry into service. We expect to fund our ongoing operations until type certification and entry into service with existing cash on hand, dilutive methods of financing such as the issuance of additional equity (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and equity-linked securities (such as warrants and pre-funded warrants) and potentially additional investments by existing shareholders, as well as non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the French government) and pre-delivery payments from customers, among other non-dilutive methods. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares, securities convertible into or exercisable for additional Class A Shares and other securities.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our Lilium Jets and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our services. As a result, our future capital requirements may be uncertain, and actual capital requirements may be different from those we currently anticipate. However, we expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We expect our principal cash demands, and our results in the medium-term, to be driven by:

●	Ongoing design and development of the Lilium Jet in house and at our partners, completing Type Certification of the Lilium Jet, continuing to build a factory for serial production of the Lilium Jet, which includes purchasing manufacturing equipment, tools, raw materials and components as well as ramp-up to serial aircraft production.
●	Go-to-market activities, which includes expanding the commercial team and operations, increasing marketing efforts, extending relationships for our Vertiport infrastructure and commercial operations and developing our digital platform.
●	Organizational build-up, which, among other costs, includes establishing the right infrastructure, processes and human resources required to launch a global revenue generating business.

Many of these costs are unpredictable over the long-term, and there may be other substantial costs that we are currently unable to anticipate. Our targeted timeframe for achieving our objectives is also subject to known and unknown risks and uncertainties. As of the date of this report, we continue to evaluate our overall program, including our launch timeline and continuing design and certification efforts. Any delays in the successful completion of the Lilium Jets may impact our ability to generate revenue. See “Risk Factors” in Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. The commercial launch of sales has unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risks and uncertainties are described in more detail in “Risk Factors” in Exhibit 99.2 attached to our report on Form 6-K furnished to the SEC on July 17, 2024. In the event that we incur higher costs than expected or determine that it may be beneficial to create additional capital buffer, we may raise additional funds to finance our series aircraft production. Until we can generate material revenue to finance our cash requirements, we expect to finance our future cash needs through a combination of equity offerings, debt financings and partnerships, as well as potentially grant funding, which funding may in any such case have certain covenants or restrictions on our business.

The development and commercialization of our products will continue to require substantial expenditures, and we are reliant upon continued investments and capital raises to fund operations.

Other Commitments and Contingencies

We have commitments under operating contracts. As of June 30, 2024, the future payments for the operating contracts were approximately €82.7 million within one year, approximately €94.3 million between one and five years and approximately €5.6 million thereafter. Further, as of June 30, 2024, we had commitments of approximately €15.0 million to acquire items of property, plant and equipment.

We also have entered into contracts with third-party partners that entitle the contractual party to a percentage of gross fundraising proceeds raised from certain transactions until December 2024. These arrangements also include minimum fees, of which approximately €3.7 million remains committed as of June 30, 2024.

Anticipated Sources of Funds

We currently estimate that we will require substantial additional cash to fund our operations until type certification and entry into service. We expect to fund our ongoing operations until type certification and entry into service with existing cash on hand, dilutive methods of financing such as the issuance of additional equity (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and equity-linked securities (such as warrants and pre-funded warrants) and potentially additional investments by existing shareholders, as well as non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the French government) and pre-delivery payments from customers, among other non-dilutive methods. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through partnerships, collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our Lilium Jet. In addition, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our audited annual financial statements as of December 31, 2023 and 2022 and for each of the three years in the year ended December 31, 2023, as well as in our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2024 and 2023.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the preparation and audit of our consolidated annual financial statements, we identified material weaknesses in our internal control over financial reporting. The Company is currently working to remediate the material weaknesses. See the discussion in our Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements provide our current expectations or forecasts of future events and include, but are not limited to, statements regarding Lilium’s proposed business and business model, the markets and industry in which Lilium operates or intends to operate, and the anticipated timing of the commercialization and launch of Lilium’s business.

Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “might,” “objective,” “ongoing,” “opportunity,” “plan,” “potential,” “predict,” “project,” “result,” “should,” “strategy,” “target,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this discussion and analysis include, but are not limited to, statements regarding our business plan, operations, cash flows, financial position and dividend policy.

Lilium operates and will continue to operate in a rapidly changing emerging industry. New risks emerge daily. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding Lilium’s expected funding sources, when or whether any strategic collaboration between Lilium and the respective collaborator will be effected, the number, price or timing of any Lilium Jets to be sold (or if any such Lilium Jets will be sold at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate, Lilium’s business and product development strategies or certification program, or Lilium’s funding requirements.

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions, any of which could cause actual events or results to differ materially from those contained in or implied by our forward-looking statements. Many factors could cause actual future events and operating results to differ materially from the forward-looking statements contained herein, including, but not limited to, the following risks:

●	Lilium’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all);
●	the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market;
●	the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA;
●	the Lilium Jet may not deliver the expected reduction in operating costs or time savings that Lilium anticipates;
●	adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and Lilium’s ability to effectively market and sell regional air mobility services and aircraft;
●	challenges in developing, certifying, manufacturing and launching Lilium’s services in a new industry (urban and regional air transportation services);
●	a delay in or failure to launch commercial services as anticipated;
●	the RAM market for eVTOL passenger and goods transport services does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential Lilium’s management expects or may grow more slowly than expected;
●	if Lilium is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever);
●	difficulties in managing growth and commercializing operations;
●	failure to commercialize Lilium’s strategic plans;
●	any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet;
●	any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors;
●	any failure of the Lilium Jets to perform as expected or an inability to market and sell the Lilium Jets;

●	any failure of suppliers to achieve serial production of the proprietary and/or novel software, battery technology and other technology systems still in development;
●	reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose not to do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result we may have significant difficulty procuring and producing our jets;
●	if any of Lilium’s suppliers become financially distressed or go bankrupt, Lilium may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions;
●	any inability to operate network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact Lilium’s business, financial condition and results of operations;
●	potential customers may not generally accept the RAM industry or Lilium’s passenger or goods transport services;
●	any adverse publicity stemming from any incident involving Lilium or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology;
●	if competitors obtain certification and commercialize their eVTOL vehicles before Lilium;
●	business disruptions and other risks arising from geopolitical events, including the war in Ukraine and other regional conflicts, and including related inflationary pressures, may impact Lilium’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline; and/or
●	Lilium’s inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memorandums of understanding or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future.

The foregoing list of factors is not exhaustive. You should also consider carefully the statements set forth in the section entitled “Risk Factors” in Exhibit 99.2 attached to our report on Form 6-K filed with the SEC on July 17, 2024. You should not rely on these forward-looking statements, which speak only as of the filing date of this discussion and analysis unless the context requires otherwise. We undertake no obligation to publicly revise any forward-looking statement to reflect new information, changed circumstances or events after the filing date of this discussion and analysis or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file periodically with the SEC after the filing date of this discussion and analysis.

Additionally, statements that “Lilium believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the filing date of this discussion and analysis, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable as of the filing date of this discussion and analysis, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Lilium nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this discussion and analysis and any subsequent written or oral forward-looking statements that may be issued by Lilium or persons acting on our behalf.